Exhibit 5

February 4, 2003

SFBC International, Inc.

11190 Biscayne Boulevard

Miami, FL  33181

Attention:  Lisa Krinsky, M.D., President

Re:

SFBC International, Inc.

Dear Dr. Krinsky:

You have advised us that SFBC International, Inc. (the “Company”) is filing with the United States Securities and Exchange Commission a Registration Statement on Form S-3 with respect to 234,060 shares of common stock, $.001 par value, which shares of common stock will be offered for sale by the selling stockholder.

In connection with the filing of this Registration Statement, you have requested that we furnish you with our opinion as to the legality of the Company’s shares of common stock as are presently outstanding including the shares which shall be offered pursuant to the Prospectus which is part of the Registration Statement.

You have advised us that as of January 31, 2003, the Company’s authorized capital consists of 20,000,000 shares of common stock, $.001 par value per share, of which 7,218,131 shares are issued and outstanding and 5,000,000 shares of preferred stock, $.10 par value, of which no shares are issued and outstanding.

After having examined the Company’s Certificate of Incorporation, as amended, bylaws, and minutes, we are of the opinion that the 234,060 shares of common stock are fully paid and non-assessable, duly authorized and validly issued.

We consent to the use of our name in the Prospectus under the caption “Legal Matters”.

Very truly yours,

/s/ HARRIS & GILBERT, LLP

Harris & Gilbert, LLP